ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Submitted pursuant to a

Request for Confidential Treatment

Pursuant to 17 C.F.R. 200.83

The entity requesting confidential treatment is

PQ Group Holdings Inc.

300 Lindenwood Drive

Valleybrooke Corporate Center

Malvern, Pennsylvania 19355

Attn: Joseph S. Koscinski, Vice President, General Counsel & Secretary

Telephone: (610) 651-4209

September 5, 2017

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Asia Timmons-Pierce/Chris Ronne—Legal
Anne McConnell/Melinda Hooker—Accounting

Re:	PQ Group Holdings Inc.

Registration Statement on Form S-1

Filed June 9, 2017 and amended on July 18, 2017, August 14, 2017 and September 1, 2017

File No. 333-218650

Ladies and Gentleman:

This letter is being supplementally furnished on behalf of PQ Group Holdings Inc. (the “Company”), with respect to the Company’s Registration Statement on Form S-1 (File No. 333-218650) that was filed with the Securities and Exchange Commission (the “Commission”) on June 9, 2017 and amended on July 18, 2017, August 14, 2017 and September 1, 2017 (as may be further amended from time to time, the “Registration Statement”) in connection with the initial public offering (the “IPO”) of the Company’s common stock.

The Company respectfully requests confidential treatment for the bracketed information in this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83, and that the Commission provide timely notice to Joseph S. Koscinski, Vice President, General Counsel & Secretary, PQ Group Holdings Inc., 300 Lindenwood Drive, Valleybrooke Corporate Center, Malvern, Pennsylvania 19355 before it permits disclosure of such information.

Confidential treatment has been requested for portions of this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [*****]. A complete version of this letter has been separately filed with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY PQ GROUP HOLDINGS INC.

Securities and Exchange Commission

Division of Corporation Finance

September 5, 2017

The Company supplementally advises the staff (the “Staff”) of the Commission that, based on discussions with the Company’s Board of Directors and in part on input provided by the underwriters, the Company currently anticipates that the price range for the IPO is expected to be within the range of $[*****] to $[*****] per share of Class A common stock, before giving effect to the reclassification of the Company’s Class A common stock into common stock, a stock split of the Company’s common stock and the conversion of the Company’s Class B common stock into common stock prior to the consummation of the IPO (the “Preliminary Price Range”), considering information currently available and current market conditions.

The Preliminary Price Range is based on a number of factors, including the Company’s prospects and the prospects for the Company’s industry, the general condition of the securities markets, the recent market prices of, and the demand for, publicly traded stock of generally comparable companies and preliminary discussions with the underwriters regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and will not be established until shortly before printing the preliminary prospectus for the offering, taking into account all relevant market factors at that time. However, the Company believes that the foregoing Preliminary Price Range will not be subject to significant change. The Company hereby advises the Staff that it intends to file a pre-effective amendment to the Registration Statement with a preliminary prospectus that will include a bona fide estimated public offering price range prior to the distribution of any preliminary prospectus. This price range will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Grant Date Fair Value Determinations

The Company would like to supplementally provide the following information to the Staff regarding recent valuations of the Company’s Class A common stock prior to the IPO. The Company’s Class A common stock will be reclassified into common stock prior to consummation of the IPO. The following table lists stock option awards granted by the Board of Directors during the twelve months preceding the filing of the Registration Statement.

Grant Date(1)	Total Shares Underlying Options at Grant	Grant Date Fair Value Per Share	Exercise Price Per Share
6/30/16	34,699	$71.06	$71.06
8/1/16	2,000	$71.06	$71.06
1/1/17	7,000	$79.25	$79.25
1/15/17	42,435	$79.25	$79.25

(1)	Excludes 13,251 shares of restricted Class B common stock issued between June 30, 2016 and January 15, 2017.

Confidential treatment has been requested for portions of this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [*****]. A complete version of this letter has been separately filed with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY PQ GROUP HOLDINGS INC.

Securities and Exchange Commission

Division of Corporation Finance

September 5, 2017

As noted above, the Company’s estimate of the fair value of its Class A common stock was $79.25 per share as of January 15, 2017. The Company’s Board of Directors estimates the fair value of the Company’s Class A common stock using a market approach that considers stock liquidation preferences, minority status, financial performance and leverage, as well as market multiples of companies in similar industries. In addition, the Board of Directors has periodically determined, for financial reporting purposes, the estimated fair value of its common equity at various dates considering valuations performed by a third party valuation firm based on feedback from management. The assumptions underlying these valuations represent management’s best estimates, which involve inherent uncertainties and the application of judgment of management and the Board of Directors.

Estimated Initial Public Offering Price

On September 4, 2017, the Company, with input from the underwriters, determined the Preliminary Price Range to be $[*****] to $[*****] per share of Class A common stock, before giving effect to the reclassification of the Company’s Class A common stock into common stock, a stock split of the Company’s common stock and the conversion of the Company’s Class B common stock into common stock prior to the consummation of the IPO. The Company notes that, as is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based in part upon discussions between the Company and the underwriters and with reference to several quantitative and qualitative factors. The factors considered in setting the Preliminary Price Range included:

•	a fundamental analysis of the business including a discounted cash flow valuation;

•	an analysis of the typical valuation ranges seen in recent initial public offerings for companies in the Company’s industry;

•	the general condition of the securities market and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

•	the Company’s belief that the public trading market would remain receptive to companies in the specialty chemicals and materials industry; and

•	the Company’s belief that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

Confidential treatment has been requested for portions of this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [*****]. A complete version of this letter has been separately filed with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY PQ GROUP HOLDINGS INC.

Securities and Exchange Commission

Division of Corporation Finance

September 5, 2017

The Company believes that the difference in value reflected between the midpoint of the Preliminary Price Range and the Company’s determination of the fair value of its Class A common stock on January 15, 2017 was primarily the result of the following events and circumstances:

•	The Preliminary Price Range assumes the consummation of a successful IPO and the creation of a public market for the Company’s common stock, resulting in an increased common stock valuation. It therefore excludes any marketability or illiquidity discount, which was appropriately taken into account when the Company’s Board of Directors established the then fair value of the option awards on January 15, 2017.

•	The proceeds from a successful IPO are expected to substantially strengthen the Company’s results of operations and financial position by eliminating high-cost debt and reducing the Company’s overall debt balance. As described in the “Use of Proceeds” section of the Registration Statement, the net proceeds of the IPO are expected to be applied to fund the redemption of PQ Corporation’s Floating Rate Senior Unsecured Notes due 2022. This redemption is expected to have a beneficial effect on the Company’s results of operations and financial position through a reduction in interest expense, and as a result, has influenced the higher Preliminary Price Range.

•	The successful completion, in August 2017, of a repricing of the Company’s senior secured term loan facility which resulted in a reduction in the interest rates applicable to the underlying indebtedness. This repricing has had a beneficial effect on the Company’s results of operations and financial position through a reduction in interest expense, and as a result, has influenced the higher Preliminary Price Range.

•	The Company’s currently outstanding Class B common stock has substantial economic rights and preferences superior to the Company’s Class A common stock. The Preliminary Price Range assumes the conversion of the Company’s Class B common stock into common stock prior to consummation of the IPO and the corresponding elimination of such superior economic rights and preferences.

•	The successful completion, in June 2017, of the acquisition of the facilities of Sovitec Mondial S.A. located in Belgium, Spain, Argentina and France. This acquisition has had a beneficial effect on the Company’s results of operations and financial position through an increase in net sales, and as a result, has influenced the higher Preliminary Price Range.

The Company believes the Preliminary Price Range is reasonable based on the above-referenced factors. In addition, in light of the proposed IPO, if it were determined that the actual fair values were equal to the high end of the Preliminary Price Range rather than the fair values that were utilized, the Company believes that any resulting increase in stock compensation expense would not be material to the Company’s results of operations for the year ended December 31, 2016 or the six months ended June 30, 2017. Further, a resulting increase in compensation expense would have no impact on Adjusted EBITDA, which the Company believes will be a primary supplemental metric that potential investors will use to evaluate the Common Stock in the IPO and in the future.

Confidential treatment has been requested for portions of this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [*****]. A complete version of this letter has been separately filed with the Securities and Exchange Commission.

CONFIDENTIAL TREATMENT REQUESTED BY PQ GROUP HOLDINGS INC.

Securities and Exchange Commission

Division of Corporation Finance

September 5, 2017

Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. Pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”), the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement. The Company respectfully requests that the Staff return the unredacted version of this letter to the Company pursuant to Rule 418 of the Securities Act once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.

* * * * *

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 951-7802.

Sincerely,

/s/ Craig E. Marcus
Craig E. Marcus

cc:	Joseph S. Koscinski (PQ Group Holdings Inc.)

Jason M. Licht (Latham & Watkins LLP)

Confidential treatment has been requested for portions of this letter. The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [*****]. A complete version of this letter has been separately filed with the Securities and Exchange Commission.